

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2010

A. George Kallop
President and Chief Executive Officer
Nymagic, Inc.
919 Third Avenue
New York, NY 10022

      Re: **Nymagic, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Definitive Proxy Statement filed April 5, 2010
              Supplemental Response filed September 30, 2010
              File No. 001-11238

Dear Mr. Kallop:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Jeffrey P. Riedler
                        Assistant Director